UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Hawk Networks, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 12, 2017

Physical address of issuer
28 South Park Street, San Francisco, California 94110

Website of issuer
Althea.net

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering, or direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
5.0% of the total number of Securities being issued in this Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

N/A

Type of security offered
TPA (Token Purchase Agreement)

Target number of Securities to be offered
1.00

Price (or method for determining price)
$0.01, or other valuable consideration of equal value, per unit of TPA

Target offering amount
$0.01

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: at the sole discretion of the Intermediary as authorized by the Company

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 30. 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed payments will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$721,735	$0.00
Cash & Cash Equivalents	$721,701	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,194,000	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$13,992	$0.00
Net Income	-$472,306	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 30, 2019

FORM C

Up to $1,070,000.00

HAWK NETWORKS, INC.

Althea

TPAs (Token Purchase Agreements)

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Hawk Networks, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in **TPAs** (Token Purchase Agreements) of the Company (the "**Rights**" or the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Purchasers**."

Each $.01 of nominal value obtained through a TPA entitles the Purchaser the right to acquire 4 ALTGs (as defined below) subject to certain multipliers further defined herein. The Company intends to issue TPAs with an aggregate nominal value of at least $0.01 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "**Offering**"). The minimum nominal amount of a TPA is $0.01 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's (as defined below) portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary (as defined below) has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "**Intermediary**").

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds (4)
Minimum Individual Purchase Amount (3)	$0.01	$0.00	$0.01
Aggregate Minimum Offering Amount	$0.01	$0.00	$0.01
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

(1) OpenDeal Inc. dba "Republic", or a successor as approved by the SEC, will receive 5% of the total Securities being issued in this Offering.

(2) The Company is not paying any cash, fiat or other form of a percentage of the proceeds of the Offering to the Intermediary, the sole compensation to the intermediary, Republic, is described above in (1).

(3) Subject to adjustment at the Company's sole discretion.

(4) Dollar amounts are shown for the purposes of this chart, however the Company will only receive forms of consideration which have a nominal value of the amounts listed but are not provided in the form of cash or assets convertible to cash, therefore Net Proceeds should be reviewed from a nominal value perspective by a potential Purchaser.

A crowdfunding investment involves risk. You should not invest any payments in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.althea.net no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 30, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company, or a successor entity, will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2020 subject to the reporting requirements below:

Once posted, the annual report may be found on the Company's website at: www.althea.net

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

DEFINITIONS

Defined terms used in this Form C, but not defined shall have the meaning ascribed to them below:

"**ALTG**" means digitally certificated tokens issued by the Company and accounted for on a blockchain-based computer network, as further described below.

"**Company**" means Hawk Networks, Inc., a Delaware corporation and any entity that succeeds its operations and business.

"**System**" and "**Althea**" means the Althea ecosystem, which enables pieces of internet infrastructure equipment to automatically make payments in exchange for bandwidth or other activities to support a distributed network providing access to the Internet.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hawk Networks, Inc. (the "**Company**") is a Delaware corporation, formed on December 12, 2017.

The Company is located at 28 S. Park St, San Francisco, California 94110.

The Company's website is www.althea.net.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

We intend for the Company to be the issuer of ALTG tokens. ALTG will be designed for use within the Althea ecosystem.

The Offering

Minimum amount of Rights being offered	1
Total Rights outstanding after Offering (if minimum amount reached)	1
Maximum amount of Rights	1,070,000
Total Rights outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per TPA	$0.01
Minimum investment amount per investor	$0.01+
Offering deadline	April 30, 2020
Use of proceeds	There will not be any proceeds as conventionally understood, see "Use of Proceeds" below for more details.
Voting Rights	Investors will not receive any voting rights.

---

* The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

An investment in the Token Purchase Agreement (the "TPA") involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this Form C and the TPA, before making an investment decision. The following risks entail circumstances under which, our business, financial condition, results of operations and prospects could suffer, which may impact the value of the Rights and/or ALTG.

Risks associated with an investment in the TPA.

There is no assurance that purchasers of the TPA will receive a return on their investment.

The TPA is highly speculative and any return on an investment is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that Purchasers will realize any return on their investments or that their entire investment will not be lost. For this reason, each Purchaser should carefully read this Form C and the TPA and should consult with his or her own attorney, financial and tax advisors prior to making any investment decision with respect to the TPA. Purchasers should only make an investment in the TPA if they are prepared to lose the entirety of such investment.

This Offering will not provide meaningful funding to the Company, even if the maximum Offering Amount is met, therefore we may need to secure additional funding and may be unable to raise additional capital on favorable terms, if at all.

This Offering's primary purpose is the distribution of ALTG, to participants in the Althea ecosystem, and not as a mechanism to raise capital. Therefore, this Offering will not sustain the operations of the Company and we will need to secure additional funding to further develop our products and services, to market and sell our products and services, for working capital and in order to carry out our business plan. There are no assurances we will be able to obtain such financing on commercially reasonable terms, or at all. If adequate funds are not available, then we may need to reduce or suspend our activities, including product development, marketing, planned expenditures and sales activities. If these risks occur, they could materially adversely impact our business, our financial condition, and our results of operation.

Additionally, even if we raise sufficient capital through equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. If we raise additional funds through collaborations and/or licensing arrangements, we might be required to relinquish significant rights to our technologies, or grant licenses on terms that are not favorable to us.

The TPAs and ALTG may not be transferable and if they become transferrable, may not provide investors with significant opportunity for liquidity.

The terms of the TPA prohibit transfer of the TPA. As a result, Purchasers will be required to hold their TPA until the date specified in the TPA. Purchasers will be required to comply with applicable securities laws with respect to resales of both TPAs and ALTG, which includes a one-year holding period, subject to limited exceptions, for resales pursuant to Rule 501 of Regulation Crowdfunding, Section 4(a)(6) of the Securities Act and Purchasers must be prepared to bear the risk of an investment in the TPA or any ALTG derived from such until the termination of the TPA pursuant to the terms set forth therein or the transfer of ALTG, free of resale restrictions, to Purchasers. Purchasers should also be aware that after the one-year holding period, certain state ("blue-sky") and foreign laws may prevent the free transferability of the TPA and any Tokens derived from such. At this time, we have not taken any action to list ALTG on a trading platform, regulated or otherwise.

The tax treatment of the TPA, the purchase rights contained therein and the ALTG is uncertain and there may be adverse tax consequences for Purchasers upon certain future events.

The tax characterization of the TPA and the ALTGs is uncertain. Transactions involving the TPA or the ALTGs that may be taxable to Purchasers include the purchase of the TPA for consideration other than U.S. dollars, the issuance of ALTGs pursuant to the TPA, the use or other disposition of ALTGs and the repayment of Purchaser's investment amounts. Such tax consequences may include income taxes, withholding taxes and tax reporting requirements. Each Purchaser should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the TPA and the purchase rights contained therein. Prospective Purchasers are urged to review the section below under "Certain United States Federal Income Tax Considerations" with their tax advisors.

Neither the TPA nor the ALTG confer any voting or other governance rights. The Purchasers will have no control and the Company may only have limited control of the System once the System Launch occurs, if they hold ALTG. ALTG will not represent an equity interest in the Company before or after the System Launch.

The TPA and any ALTG obtained on conversion of a TPA confers no governance rights of any kind with respect to the Company. As a result, all governance decisions, including decisions involving our products or services within the System, decisions to sell and price ALTGs for use in the System, or to undertake to sell, liquidate or wind up the Company, may be made by our management and board of directors. These decisions could adversely affect the System, the TPA and the use of any ALTGs the Purchasers own. The Purchasers are not and will not be entitled, to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor will anything be construed to confer on the Purchasers any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise. The System is partially comprised of open-source technologies that depend on a network of computers to run certain software programs to process transactions. Because of this less centralized model, the Company will have limited control over ALTG once launched.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The growth of the Company's business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business, which could impact its ability to develop, enhance, and maintain the System. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results, which could impact its ability to develop, enhance, and maintain the System. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

If the TPA results in an ALTG distribution, Purchasers should guard against third party access to wallets they use to hold ALTG.

Any third party that gains access to or learns of a Purchaser's wallet login credentials or private keys may be able to dispose of such Purchaser's ALTG. To minimize this risk, each Purchaser should guard against unauthorized access to his, her or its electronic devices. Best practices dictate that each Purchaser should safely store private keys in one or more backup locations geographically separated from the working location. In addition, each Purchaser is responsible for giving the Company the correct address to send such Purchaser his, her or its ALTG. If a Purchaser gives the Company an incorrect address to send his, her or its ALTG, the Company will not be responsible for any loss of ALTG that may occur.

Risks associated with ALTG and the System

The System may not be widely adopted and may have limited users. We may discover defects in the System in the future that are currently unknown or currently do not exist, and we may not be able to detect or correct these defects before our System is implemented.

It is possible that the System will not be used by a large number of individuals, companies and other entities. Further, we may discover defects in the System in the future. We may not be able to detect and correct defects or errors before customers begin to use the System. Consequently, we or our customers may discover defects or errors after our system has been implemented. These defects or errors could also cause inaccuracies in the data we collect and process as part of our services for our customers, or even the loss, damage or inadvertent release of confidential data. Even if we are able to identify and repair defects in a timely manner, any history of defects or inaccuracies in the data we collect and process, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase ALTG and use the System. The costs associated with any material defects or errors in the System or other performance problems may be substantial and could materially adversely affect our business.

The prices of digital assets such as ALTG (especially those maintained on a blockchain) are extremely volatile. Fluctuations in the price of digital assets and/or waning interest of investors in the cryptocurrency industry could materially and adversely affect our business.

The prices of widely used blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile. New and relatively unknown blockchain assets such as ALTG are typically even more volatile and may be very thinly traded. Several factors may influence the interest in cryptocurrency and blockchain asset investments, including, but not limited to:

- Global blockchain asset supply;

- Purchasers' expectations with respect to the rate of inflation;

- Changes in the software, software requirements or hardware requirements underlying the System;

- Changes in the rights, obligations, incentives, or rewards for the various participants in the System;

- Interest rates;

- Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

- Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which users may trade cryptocurrency and blockchain assets and liquidity on such exchanges;

- Interruptions in service from or failures of major blockchain asset exchanges in which users may trade cryptocurrency and blockchain assets;

- Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in ALTG or other blockchain assets;

- Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- Regulatory measures that may affect the use of blockchain assets such as ALTG;

- The maintenance and development of the open-source software protocol of certain blockchain assets;

- Global or regional political, economic or financial events and situations; or

- Expectations among the System or other blockchain assets participants that the value and/or utility of other blockchain assets will soon change.

The continued investment interest in and the market growth of digital assets is subject to a high degree of uncertainty and the lack of such investment interest and/or market growth could result in adverse effects on the business of the Company.

The growth of the digital asset market in general is subject to a high degree of uncertainty. The factors affecting further development of the digital asset market include (i) its continued worldwide growth, adoption and use; (ii) government and quasi-government regulation of the use, creation and offering of digital assets, as well as restrictions on and regulation related to the operation of and access to the networks of digital assets; (iii) changes in consumer demographics and public tastes and preferences; (iv) the maintenance and development of the open-source software protocol of digital asset networks; (v) the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using digital assets; (vi) general economic conditions and the regulatory environment relating to digital assets; and (vii) the negative perception of digital assets generally, including the use of digital assets to buy illicit goods and services. In recent years, cryptocurrencies and digital assets have become more widely accepted among investors and financial institutions, but have been also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. If investment interest in digital assets and/or the market growth of digital assets wanes, the business of the Company may be materially and adversely affected, which could affect the development of the System and/or the functionality and use of ALTG.

Some of our code and protocols rely on open source code publicly available. The open-source structure of some of the System protocols means that the System may be susceptible to developments by users or contributors that could damage the System and our reputation and could affect the utilization of the System and ALTG. The System's code is also made available to the public under open source licenses. It could be possible for competitors to utilize this code to create a directly competing System. Under some circumstances, none of the competing System's revenue or profits would accrue to ALTG holders, and some or all of the System's users could switch to the competing System.

It is our intention that the System will operate partially based on open-source code maintained by the Company and other public contributors. The open-source nature of the System protocol will mean that it may be difficult for the Company or contributors maintain or develop the System and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the System adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into the core infrastructure elements of the System and open-source code which may negatively impact the System. Such events may result in a loss of trust in the security and operation of the System and a decline in user activity and could negatively impact ALTG.

The System may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of ALTG. If System's security is compromised or if the System is subjected to attacks that frustrate or thwart our users' ability to access the System, their ALTG or the System products and services, users may cut back on or stop using the System altogether, which could seriously reduce or eliminate the utilization of (and therefore the demand for) ALTG.

The System will use new technology. There are no guarantees that such technology will be bug-free or accepted by the marketplace. Thus, even if the System should become operational, ALTG may be subject to the risk of theft, loss, malfunction, or reputational risk, any of which can significantly degrade the potential use of ALTG.

The System structural foundation, the open-source protocols, the software application and other interfaces or applications built upon the System are still in an early development stage and are unproven, and there can be no assurances that the System and the creation, transfer or storage of the ALTG will be uninterrupted or fully secure which may result in a complete loss of users' ALTG or an unwillingness of users to access, adopt and utilize the System. Further, the System may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the System which may result in the loss or theft of ALTG. For example, if ALTG and the System are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), such attacks may materially and adversely affect the System. In any such event, if the System Launch does not occur or if the System is not widely adopted, Purchasers may lose all of their investment.

Changes in technology and industry standards may require significant research and development expenditures.

The broadband internet access industry evolves quickly because of constant developments in technology, new products, and changes in customer demands. In this environment, other companies may modify their products or develop new technology which competes with our technology. These modifications or developments may make the System unmarketable or obsolete, and thereby reduce or eliminate demand for ALTG. This competition could damage our business. There is no assurance that the Company could effectively counter this competition. Advances in competing networking technologies such as satellite or 5G internet access could require the Company to respond to new market situations. There may be increased investment by government entities in fiber rollout, making private-sector internet access less viable. These changes may require us to engage in expensive and complex research to rapidly develop new or improved technology or business models.

Risks associated with blockchain technologies and digital assets.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings is uncertain, and new regulations or policies, including with respect to virtual currencies, may materially adversely affect the use of ALTG.

Regulation of tokens (including ALTG) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is still evolving; varies significantly among international, federal, state and local jurisdictions; and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the System and the adoption and use of ALTG. Failure by the Company, or certain users of the System, to comply with any laws, rules and regulations – some of which may not exist yet, may be subject to interpretation and/or may be subject to change – could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and in some cases regulate, their use and operation.

In the case of virtual currencies, state and federal regulators have created and continue to amend and extend rules and licensing frameworks concerning blockchain-based digital tokens such as ALTG. The Company currently believes that it is not required to register with state or federal authorities, and no license is required to operate as currently contemplated, but the company has not had the resources to make a definitive conclusion to this effect. If applicable, the process of obtaining requisite licenses in each state and/or registering with the federal government will be expensive and time consuming and may not be feasible. There are very significant penalties for operating without a required license or otherwise violating applicable law or rules in some states or at the federal level. To the extent required, failure to obtain a state license in states where a license is required and failure to register with the federal government can be a crime. Accordingly, compliance with or failure to comply with the above requirements may have a material and adverse impact on the System.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions, such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the System. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the System and the adoption and use of the ALTG.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, including with respect to virtual currencies, may materially and adversely affect the potential functionality of and demand for the ALTG and the System.

If the System is unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, its growth could be harmed.

If the System Launch occurs and ALTG is developed, its structural foundation, the software applications and other interfaces or applications upon which it relies or that will be built, are unproven. There can be no assurances that ALTG will be fully secure, which may result in impermissible transfer, a complete loss of users' ALTG on that system or an unwillingness of users to access, adopt and utilize ALTG, whether through system faults or malicious attacks. Any such faults or attacks on ALTG may materially and adversely affect ALTG.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the System's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the System or ALTG.

Regulatory determinations may make ALTG illegal in certain jurisdictions or for certain categories of investors.

It is possible that current or future regulations could make the Company and/or ALTG illegal in some jurisdictions, or for some categories of investors, which could possibly result in a winding down of the Company, or a decrease in the value of the Company and the functionality and use of ALTG. Because ALTG has not been formally classified by regulatory agencies, it is possible that subsequent determinations by regulators may prevent certain individuals or entities from using or holding ALTG in the future. Such a determination could materially reduce the functionality and demand for ALTG. Additionally, ALTG might be classified as a virtual currency under commodities or money transmitter laws. Depending on what regulatory classification(s) may be made, there may be other securities law or other regulatory issues under the Securities Act, Exchange Act, the Investment Advisers Act of 1940, Investment Company Act, the Commodity Exchange Act, or other state or federal statutes or regulations.

Purchasers may lack information necessary for monitoring their investment.

You may not be able to obtain all information you would want regarding the Company, ALTG, or the System on a timely basis or at all. It is possible that you may not be aware on a timely basis of material adverse changes that have occurred with respect to your investment. While we have made efforts to use open-source development, this information may be highly technical by nature. As a result of these difficulties or other uncertainties, you may not receive accurate, accessible or timely information about the Company, ALTG, or the System.

BUSINESS

Description of the Business

We intend for the Company to make systems that allow people to set up decentralized internet service providers ("ISPs") in their communities, using wireless broadband antennas and blockchain technology. Every node in a network associated with the Company has the potential to earn money by supplying bandwidth to its neighbors.

History of the Business

The Company was formed December 12, 2017 by Jehan Tremback and Justin Kilpatrick.

The Company's Products and/or Services

Product / Service	Description	Current Market
Company Token (ALTG)	ALTGs will be designed for use within the ALTG ecosystem, which is intended to be a blockchain processing payments for bandwidth between pieces of network infrastructure equipment. ALTG is intended to be staked by operators of blockchain validators and others, and forfeited as a consequence for incorrect validation of the blockchain.	[Holders of ALTG are] currently expected to capture 1%-10% of the revenue of the Althea System in the form of transaction fees.
Althea Protocol and router Firmware (the System)	The Althea protocol is implemented in the Althea firmware which runs on network routers. This allows the routers to pay each other for bandwidth, allowing communities to create decentralized ISPs (Internet Service Providers), where the owners of the routers in the network are automatically compensated for forwarding internet traffic. Transactions on this system will be processed by the blockchain described above.	The worldwide broadband market generates at least $500 million of revenue per year. We believe that Althea can be useful in parts of this market (suburban and rural areas in the developed world, and many areas of the developing world).

Competition

Our key competitors are large ISPs. The internet market is dominated by large ISPs. These large providers often provide subpar services and are burdened by slow, heavy management structures and sunk costs. However, these providers are often well capitalized. money and resources. There are a few companies that seek to combine blockchain technology and mesh networks, but to our knowledge, they have not shipped their products yet.

Intellectual Property

The Company filed for a trademark for the name "Althea" on July 30, 2019. The application serial number is 88383156.

Governmental/Regulatory Approval and Compliance

We and the System's users are subject to federal and state regulations, including reporting of broadband internet speeds and availability, radio spectrum usage regulations, and net neutrality and data privacy regulations. We may also be subject to subpoenas for data about use of the System.

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened, against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PAYMENTS

The consideration provided pursuant to his offering will be in the form of information and activities directly beneficial to the Company, and therefore there will be no cash "payments" made to the Company for ALTG.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Title
Jehan Tremback	CEO, Director
Justin Kilatrick	CTO, Director
Debora Simpier	COO

Jehan Tremback

Position at Company: CEO from founding of company on December 12th, 2017 to present.

Prior employment: Freelance software consultant with SF Dev Labs.

Education: High School diploma, incomplete industrial design degree from Academy of Art University, 2008-2010

Justin Kilpatrick

Position at Company: CTO from founding of company on December 12th, 2017 to present

Prior employment: Associate Software Engineer Red Hat INC May 2016 - Jan 2018

Education: Louisiana State University Bachelors in Electrical Engineering 2016

Deborah Simpier

Position at Company: Community Manager: March-May 2018, COO May 2018-present

Prior employment: Clatskanie Computers - owner/operator September 2010 - March 2018

Education: High School Diploma - 1999

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding capital stock:

Type of security	Common Stock
Amount outstanding	1,568,628
Voting Rights	Common Stock votes proportionately.
Anti-Dilution Rights	None.
How Common Stock may limit, dilute or qualify the Securities issued pursuant to Regulation CF	ALTG are not equity securities and therefore do not affect, and are not affected by, the Company's Common Stock.
Percentage ownership of the Company by the holders of Common Stock (assuming conversion prior to the Offering if convertible securities).	100%

PREVIOUS SECURITY OFFERINGS

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Note Convertible to Equity or Tokens	11	$1,195,000	Working Capital	June 14, 2018 through July 16, 2018	Regulation D

Valuation

The Company commissioned Economic Partners LLC ("Econ") to conduct a 409a valuation in December 2018. The report provided by Econ valued the Company at $162,000.

Ownership

Name	Percentage Owned Prior to Offering
Justin Kilpatrick	25.50%
Jehan Tremback	38.25%
Deborah Simpier	17.25%
Allocated Option Pool	8%
Unallocated option pool	11%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was formed in December 2017. The Company currently has 3 employees, the founders Jehan Tremback, Justin Kilpatrick, and Deborah Simpier. The Company is headquartered in San Francisco, California, where Jehan Tremback works. Justin and Deborah work from Raleigh, North Carolina, and Clatskanie, Oregon. The Company uses the services of 3 contracted software developers in Canada, Costa Rica, and Poland. The Company also uses the services of a PR consultant, a marketing consultant, a designer and an illustrator.

Liquidity and Capital Resources

The Company has no other available sources of capital aside from the previous offering and this Offering. As of June 6th, 2019, the Company has received cash proceeds of $1,195,000 from the sale of rights pursuant to a Note Convertible to Equity or Tokens in its Regulation D offering. See "Previous Security Offerings" above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the Company's business plan, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 units of TPA. The Company is attempting to raise a minimum amount of $0.01 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2020 (the "**Offering Deadline**") in order to receive any payments. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and information provided as consideration will be destroyed. The Company will accept consideration with a nominal value in excess of the Minimum Amount up to $1,070,000.00 (the "**Maximum Amount**").

The nominal value assigned to the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities, in fact, the securities have no rights to the Company's assets, revenues or the like. In order to purchase the Securities, Purchasers must provide the Required Consideration (defined below) as well as meet other conditions precedent to entitle themselves to receive a TPA in the event of a successful Offering.

The amount of Tokens due to a Purchaser will be equal to the product of (x) the nominal value of the Required Consideration (defined below), (y) the Multiplier (defined below), and (z) four hundred (400) (each sum, a "**Reward**"). For the avoidance of doubt, if the Multiplier is equal to zero (0) there shall be no Reward.

Required Consideration	Nominal Value
Email address of Purchaser ("**Required Consideration**")	$.01

The value of the Investor's Required Consideration will be subject to the value of certain multipliers (each a "Multiplier"), specified by the Company, subject to amendment in the Company's sole discretion at any time. Each Reward will be calculated on its own, and will not be multiplied or calculated in conjunction with any other Reward. No TPAs will be issued to Purchasers who provide *just* the Required Consideration and the Required Consideration will not be released from the escrow account and provided to the Company, instead, it will be deleted if no Multipliers are provided by the Purchasers.

A Purchaser may be entitled to one or more Multipliers, but each shall be calculated separately, therefore the formula above will be applied separately for each Multiplier earned, Multipliers cannot affect each other. The Company shall have *sole* and ultimate discretion in determining whether a Multiplier has been delivered. The Company must inform the Escrow Agent and the Intermediary if a Multiplier has been delivered to ensure no Purchasers who solely provide Required Consideration do not have such personally identifiable information provided to the Company without being entitled to ALTG.

The Company may elect to allow a Purchaser to entitle themselves to Multipliers in the following form:

Multipliers to Required Consideration	Multiplier
Evidence of consumption of educational materials	1
Creation of a local Althea network, and evidence that such creator has referred a new user to the Althea network	5

Evidence of submission of a good faith proposal to the Company (meeting minimum standards) for the creation of a local Althea network	10
Evidence of submission of a proposal for the creation of a local Althea network deemed viable by the Hawk Networks team	30

The foregoing are by way of example only, and shall be subject to change in the Company's sole discretion, provided, however, that the Company clearly indicates the nominal value of TPA to be granted for a particular activity or result.

Purchasers' consideration will be accepted in the representation, delivery and verified receipt of a Purchaser's personally identifiable information (e.g. in the form of an email address). Until the Minimum Amount has been reached, all forms of consideration that can be provided by a Purchaser to the Company will be directed to the escrow agent, Prime Trust, LLC, who will hold such consideration in escrow unless and until the Minimum Amount is met and consideration collected is transmitted to the Company during a Closing. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the first closing of the Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company and the Intermediary will notify Purchasers when the Minimum Amount has been reached. The Company may conduct an initial closing of the Offering at least five (5) days after reaching the Minimum Amount, but no sooner than twenty one (21) days after the date of this offering; Purchasers shall be notified of this initial closing. The Company may then conduct a series of additional closings (either with new or existing Purchasers) until the Offering Deadline. Until the Offering Deadline, the Company will provide notice to Purchasers and identified prospective Purchasers of any material changes to the Offering. Prior to the initial closing, if a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the information provided by the Purchaser will be destroyed. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached or before 48 hours before the Offering Deadline, the Purchaser's information will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her consideration. Any Purchaser consideration received after the initial closing will delivered directly to the Company and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

A submission of consideration by Purchaser shall not create a binding agreement to issue Securities until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any such submission. If the Company rejects all or a portion of any such submission, the Company shall destroy any information provided as consideration.

Tokens will not be available to purchasers of the Securities distributed in this Offering unless the terms of the TPA are met.

The nominal value of the consideration (as determined by Company from time to time and communicated to prospective Purchasers) will be the face amount or par value of the Securities. The minimum nominal amount of Securities to be issued to a Purchaser is $0.01. The Company reserves the right to amend the minimum amount that a Purchaser may invest at the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

0.0% of the amount raised

Stock, Warrants and Other Compensation

5.0% of the total Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

The following is a summary of the Securities and we request that you please read the Crowd Token Rights Agreement attached hereto as <u>Exhibit D</u>.

Termination

The TPA will expire and terminate upon the earlier of (i) the issuance of Tokens to the Purchaser; (ii) the payment, or setting aside for payment, of amounts due the Purchaser; and (iii) twelve months from the date of the issuance of the Rights as it may be extended, should the System Launch not have occurred as of such date; provided that, the Company shall have the right to extend the Deadline Date by six (6) months, in its sole discretion.

<u>Conversion of Rights</u>:

Distribution Event

The Tokens shall be distributed as set forth in the TPA.

Dissolution Event

If there is a Dissolution Event (as defined in the TPA) before the TPA expires or terminates, the Company will not be obligated to repay the Purchase Amount as defined in the TPA).

Events of Default

In addition to the standard events of default such as the Company's failure or delay in fulfilling or performing any term of the TPA, including the launching of the System, consummating the System Launch or distributing the Tokens, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the TPA. The Company is not liable or responsible to the Purchaser, nor deemed to have defaulted when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control as further provided in Section 6(m) of the TPA.

Voting and Control

The holder of the TPA does not have any voting rights.

Anti-Dilution Rights

The TPA does not provide for anti-dilution rights.

Restrictions on Transfer

The Securities may not be transferred by any Purchaser during the one-year holding period beginning when the securities were issued. <u>Remember, this restriction also applies to any *subsequent* securities (including Tokens), exchanged or converted into from the TPA, this may include the Tokens.</u>

Other Material Terms

The Company has the right to cease operations. Purchasers are not guaranteed a return on the consideration provided.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

The Company has not conducted any transactions with related person.

Conflicts of Interest

To the knowledge of the Company, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowd-funding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jehan Tremback
(Signature)

Jehan Tremback
(Name)

Chief Executive Officer, Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowd-funding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jehan Tremback
(Signature)

Jehan Tremback
(Name)

Chief Executive Officer
(Title)

July 30th, 2019
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowd-funding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Justin Kilpatrick
(Signature)

Justin Kilpatrick
(Name)

Chief Technology Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowd-funding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Kilpatrick
(Signature)

Justin Kilpatrick
(Name)

Chief Technology Officer
(Title)

July 30th , 2019
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowd-funding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Deborah Simpier
(Signature)

Deborah Simpier
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowd-funding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Deborah Simpier
(Signature)

Deborah Simpier
(Name)

Chief Operating Officer
(Title)

July 30th , 2019
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Token Purchase Agreement

EXHIBIT A

Financial Statements

EXHIBIT B

Video Transcript

EXHIBIT C

Offering Page

EXHIBIT D

Token Purchase Agreement